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SEC FILE NUMBER
8-53698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chicago Analytic Trading Company, LLC, DBA Little River Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2828 Old 280 Court, Suite 168
(No. and Street)

Vestavia Hills	AL	35242
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Nix	251-379-7228	jnix@littlerivercap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Nix_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of __Chicago Analytic Trading Company, LLC, DBA Little River Capital, LLC__, as of
__12/31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature: _JOHN NIX_____

Title: __Managing Member_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHICAGO ANALYTIC TRADING COMPANY, LLC

DBA LITTLE RIVER CAPITAL, LLC

FINANCIAL REPORT

YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

DECEMBER 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Little River Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chicago Analytic Trading Company, LLC DBA Little River Capital, LLC ("Little River Capital, LLC" and "the Company") as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Little River Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Little River Capital, LLC's management. Our responsibility is to express an opinion on Little River Capital, LLC 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Little River Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I"), and Schedules II & III, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("Schedules II & III") has been subjected to audit procedures performed in conjunction with the audit of Little River Capital, LLC's financial statements. The supplemental information is the responsibility of Little River Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedules II & II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as Little River Capital, LLC's auditor since 2025.
Dallas, Texas
March 26, 2026

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

Little River Capital, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$59,725
Accounts Receivable	150,000
Prepaid Expenses	13,735
Total Assets	**$223,460**

Liabilities and Members' Equity

Accounts Payable & Accrued Expenses	0
Total Liabilities	**$0**

Members' Equity

Members' Equity	$223,460
Total Members' Equity	**$223,460**
Total Liabilities and Members' Equity	**$223,460**

The accompanying notes are an integral part of these financial statements

Little River Capital, LLC
Statement of Operations
For the year ended December 31, 2025

Revenues

Private Placement Fees	$300,000
Transaction Based Compensation	28,560
Interest Income	83
Total Revenues	**$328,643**

Expenses

Bank Service Charges	225
Consulting	30,000
Professional Fees	15,941
Regulatory Fees	190
Dues and Subscriptions	57,187
Insurance	842
Office Supplies & Software	2,423
Payroll Taxes	2,353
Rent	3,400
Officer Compensation	30,000
Regulatory & Operating	6,620
Total Expenses	149,181
Net Income	**$179,462**

The accompanying notes are an integral part of these financial statements

Little River Capital, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2025

Balance at December 31, 2024	$114,209
Net Income	179,462
Member Distributions	-90,211
Member Contributions	20,000
Balance at December 31, 2025	$223,460

Little River Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2025

Cash flows from operating activities	
Net income	$179,462
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in assets and liabilities:	
Assets:	
Prepaid expenses	-$815
Accounts Receivable	-$150,000
Net cash provided by operating activities	$28,647
Cash flows from financing activities	
Member distributions	-$60,000
Member contributions	$20,000
Net cash used in financing activities	-$40,000
Net change in cash	-$11,353
Cash, beginning of period	$71,078
Cash, end of period	$59,725
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$0
Income tax payments	$0
Non-cash activity:	
Member distribution in lieu of receivable	-$30,211

The accompanying notes are an integral part of these financial statements

NOTE 1: GENERAL AND SÙMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Chicago Analytic Trading Company, LLC, doing business as Little River Capital, LLC (the "Company") was organized in the State of Delaware on November 1, 2001. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA, the Company did not claim an exemption from 17 C.F.R. § 15c3-3 and is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to exclusively private placement of securities and receiving transaction-based compensation for referring securities transactions to other broker/dealers.

Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Company is engaged in a single line of business as a securities broker-dealer.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Current Expected Credit Losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss on impairment. In management's opinion, any potential allowance for credit losses would not be material to the financial statements as of December 31, 2025.

Receivables

The Company earns placement agent fees for arranging private securities offerings. Fees are recognized a s revenue a t the time the placement closes, which is when the Company's performance obligation is satisfied. The related receivable represents amounts billed and unbilled that are due from third parties. Receivables are stated at the transaction price and are evaluated for collectability based on issuer creditworthiness and historical experience.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement of securities and receiving transaction-based compensation for referring securities transactions to other broker/dealers. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 3), which is not a measure of profit and loss, to make operation decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions to its Parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Revenue Recognition

Revenue from contracts with customers includes private placement fees of securities and receiving transaction-based compensation for referring securities transactions to other broker/dealers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Fees

The Company earns private placement fees in connection with acting as a placement agent for issuers in private securities offerings. Under these arrangements, the Company provides services including identifying potential investors, assisting in structuring the offering, and facilitating introductions between issuers and investors. The Company's performance obligation is satisfied upon the successful completion of a financing transaction. Compensation is generally structured as a percentage of the gross proceeds raised from investors introduced by the Company. Such fees are contingent upon the closing of the underlying transaction and are not earned unless the transaction is consummated. The Company evaluates variable consideration in accordance with ASC 606-10-32-11 through 32-13 and concludes that such consideration is fully constrained until the transaction is completed due to the uncertainty of whether a financing will occur. Accordingly, revenue is recognized at a point in time upon the closing of each transaction when the Company's performance obligation is satisfied and the fee becomes fixed and determinable.

Transaction-Based Compensation
The Company earns transaction-based compensation in connection with referral arrangements with another unaffiliated broker/dealer. Under this arrangement, the Company refers clients to the broker/dealer, which retains responsibility for execution and clearing of transactions. Compensation is generally based on a percentage of net revenue earned by the executing broker-dealer on a trade-by-trade basis and may be subject to adjustments or chargebacks in the event of trade cancellations or reversals. Revenue is recognized when the underlying transaction has been executed and the Company has a right to consideration, subject to an assessment of collectability and potential reversals. The Company considers the effects of variable consideration and constrains revenue to amounts that are not expected to be subject to significant reversal.

Income Tax
The Company is taxed as a S Corp. Accordingly, Federal income is taxed at the Shareholder level. As a result, the net taxable income of the Company and Shareholders and any related tax credits, for federal income tax purposes, are deemed to pass to the individual Shareholders. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual Shareholders.

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2025, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Members. Any provision for state income tax represents the applicable share allocated to the Company.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $59,725 which was $54,725 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was 0 to 1.

NOTE 3: CONCENTRATION RISK AND REVENUE

The Company may at various times during the year have cash balances in excess of federally insured limits. The Company believes that it is not exposed to any significant risk related to cash. Approximately 91% of the Company's revenue was derived from one customer.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company is owned by two members. From time to time, the Company may make distributions of profits to the Members, subject to applicable regulatory capital requirements. Distributions made during the year ending December 31, 2025 totaled $90,211. Contributions made during the year ending December 31, 2025 totaled $20,000.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections, which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2025, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 7: SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through March 26, 2026, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

SCHEDULE I
COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2025

Computation of net capital		
Total members' equity from statement of financial condition		$223,460
Less – Non-allowable assets		
Accounts Receivable	$150,000	
Prepaid Expenses	$13,375	$163,735
Net capital		**$59,725**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4)		$5,000
Net capital in excess of requirement		$54,725

The ratio of aggregate indebtedness ($0) to net capital was 0 to 1.

RECONCILIATION WITH COMPANY'S COMPUTATION
The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31,2025 and the corresponding unaudited filing of Part llA of the amended FOCUS Report/Form X-17A-5 filed by Little River Capital, LLC on March 23, 2026. Accordingly, no reconciliation is necessary.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

SCHEDULES II & III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2025

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

A computation of reserve requirements is not applicable as the Company relies on the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Information relating to possession or control requirements is not applicable as the Company relies on the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Little River Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Chicago Analytic Trading Company, LLC DBA Little River Capital, LLC ("Little River Capital, LLC" and "the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities and receiving transaction-based compensation for referring securities transactions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2025, without exception.

The Company management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements throughout the most recent fiscal year, December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Little River Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co., PC

Dallas, Texas
March 26, 2026

<p style="text-align:center">**Little River Capital, LLC**</p>

<p style="text-align:center">**EXEMPTION REPORT**</p>

<p style="text-align:center">**DECEMBER 31, 2025**</p>

Little River Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities and receiving transaction-based compensation for referring securities transactions to other broker/dealers, and the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or(b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, John Nix, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _JOHN NIX_
John Nix
Chief Compliance Officer & Managing Member

March 24, 2026